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                                                              Exhibit 99-A(5)(b)

WAIVER OF PREMIUM AGREEMENT

WHAT DOES THIS AGREEMENT PROVIDE?

This agreement provides for the waiver of premiums on this policy if the covered insured shown on page 1 becomes totally and permanently disabled. This means that you will not be required to pay any premium that falls due during the period of total and permanent disability. To qualify for this benefit, you must give us timely notice of the covered insured's disability. You must also furnish evidence satisfactory to us that the total disability:

(1)  commenced while this policy and agreement were in force; and

(2) commenced after the policy anniversary nearest the covered insured's age 5 but before the policy anniversary nearest the covered insured's age 60; and

(3)  was continuous for six months or more; and

(4)  did not result directly from any act of war.

WHAT IS "TOTAL" DISABILITY?

Total disability is a disability resulting from an accidental injury or a disease that requires the care of a licensed physician and continuously prevents the covered insured from engaging in an occupation. During the first 24 months of total disability, "occupation" means the covered insured's regular occupation. After 24 months, it means any occupation for which the covered insured is reasonably fitted by education, training or experience.

Also, the covered insured's total and irrecoverable loss of:

(1)  the sight of both eyes, or

(2)  the use of both hands, or

(3)  the use of both feet, or

(4)  the use of one hand and one foot, or

(5)  hearing or speech

will be considered total disability even if the covered insured engages in an occupation.

WHAT IS "PERMANENT" DISABILITY?

Total disability will be considered permanent only after it has existed continuously for at least six months.

MHC-98-917 Waiver of Premium Agreement                          Minnesota Life 1
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ON WHAT BASIS WILL PREMIUMS BE WAIVED OR REFUNDED?

We will waive or refund premiums according to the frequency of premium payment that was in effect on this policy on the date the total disability commenced.

We will refund all scheduled premiums paid from the date total disability commenced to the date the claim is approved. We will not refund any nonrepeating premiums. After the claim is approved, we will waive premiums under this agreement as if your policy were on a plan with premiums payable to the younger insured's age 100 and no scheduled decrease in the face amount. If your policy is not on this plan, we will automatically increase or decrease your annual premium so that your policy is on this plan. In that event, we will issue a new page 1 which will be subject to the Policy Adjustments provision of your policy. In addition, we will waive the premium for any additional benefit agreement that is attached to your policy.

WHAT IF THE COVERED INSURED RECOVERS FROM THE DISABILITY?

We will no longer waive any premiums on this policy due after the covered insured recovers. In addition, we will, upon your request, restore your policy to the premium level that was in effect before the disability commenced, subject to the Policy Adjustments provision of your policy.

ARE THERE ANY LIMITATIONS?

No premium will be waived or refunded if the total disability results directly from an act of war while the covered insured is serving in the military, naval or air forces of any country at war, declared or undeclared.

WHEN MUST WE BE NOTIFIED?

We must receive written notice of total disability at our home office:

(1)  while the covered insured is living and totally disabled, and

(2)  not later than one year after the termination of this agreement, and

(3) within one year after the due date of the premium that you request us to waive or refund.

However, the failure to give this notice within the time provided will not invalidate the claim if it is shown that notice was given as soon as reasonably possible.

WHAT IS THE COST?

The annual premium for this agreement is shown on page 1 of this policy. If this agreement terminates, the total annual premium for this policy will be reduced by the amount shown.

MHC-98-917 Waiver of Premium Agreement                          Minnesota Life 2
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WHAT PROOF WILL BE REQUIRED?

You must furnish proof satisfactory to us that the covered insured is totally and permanently disabled as defined in this agreement before any premiums will be waived or refunded. We will from time to time also require additional proof satisfactory to us of the continuation of total and permanent disability. We may also require the covered insured to submit to one or more physical examinations at our expense. However, we will not require a physical examination more frequently than once a year if the total disability has continued for two years.

WHAT IF THIS POLICY LAPSES?

If this policy is lapsed for nonpayment of premium before notice of total disability is received at our home office, premiums will be waived or refunded only if the notice is received within one year after the due date of the first unpaid premium. Also, the total disability must have commenced prior to the due date of the unpaid premium or during the grace period allowed for the payment of that premium.

WHEN IS THIS AGREEMENT INCONTESTABLE?

This agreement is subject to the incontestability provision in this policy. However, the contestable period for this agreement will be measured from the effective date of this agreement.

WILL THIS AGREEMENT INCREASE YOUR POLICY VALUES?

No. This agreement will not increase the policy values of this policy.

WHEN WILL THIS AGREEMENT TERMINATE?

This agreement will terminate on:

(1) the date any premium due for this policy remains unpaid at the end of the grace period; or

(2)  the date the policy becomes paid-up; or

(3)  the date this policy is continued as extended term insurance; or

(4)  the date this policy is surrendered or terminated; or

(5)  the date we receive your written request to cancel this agreement;
or

(6)  the date when the covered insured dies; or

(7)  the policy anniversary nearest the covered insured's 60th birthday.

MHC-98-917 Waiver of Premium Agreement                          Minnesota Life 3
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This agreement is effective as of the original policy date of this policy unless a different effective date is shown here.

President

Secretary






MHC-98-917 Waiver of Premium Agreement                          Minnesota Life 4